Matthew Ogurick D 305.539.3352 F 305.358.7095 matthew.ogurick@klgates.com

January 9, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

Attention: Bridget Lippmann Mail Stop 7010 U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-0213

Re:	CTI Industries Corporation (the “Company”)
Form of 5.1 Legal Opinion

Dear Ms. Lippmann:

As per your telephone conference with Clay Parker last week, the Registration Statement on Form S-1 filed with the Commission by the Company on December 29, 2006 erroneously stated that a 5.1 legal opinion was filed therewith. As promised, please find a courtesy copy of a draft 5.1 legal opinion for your review attached hereto as Exhibit A. A final version will be filed by amendment with the Commission. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Matthew L. Ogurick Esq.

Matthew L. Ogurick, Esq.

MLO: mo
Enclosures

EXHIBIT A

Vanasco Genelly & Miller
A Partnership of Professional Corporations

33 North LaSalle Street
Suite 2200
Chicago, Illinois 60602
312.786.5100
312.786.5111

______________ __, 2007

CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010

Ladies and Gentlemen:

We have acted as counsel to CTI Industries Corporation (the “Company”) in connection with the registration by the Company under the Securities Act of 1933, as amended (the “Act”), of 403,500 shares of common stock, no par value (“Common Stock”), of the Company (“Shares”) under the Registration Statement on Form S-1 (“Registration Statement”) filed by the Company with the United States Securities and Exchange Commission (“Commission”).

For purposes of this opinion letter, we have assumed (i) the genuineness of the signatures and the authority of individuals signing all documents in connection with matters as to which this opinion letter is rendered, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to original documents of all documents submitted to us as copies and (iv) the correctness and accuracy of all facts and opinions set forth in all certificates, reports and other documents examined by us.

Our opinions expressed herein are limited in all respects to the substantive law of the States of Illinois and the law of the United States of America, and we assume no responsibility as to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

Based solely upon and subject to the foregoing and the other assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date of this opinion letter:

1. The Company is a corporation duly incorporated, validly existing and in good standing with the Secretary of State of the State of Illinois with corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement. The Company is duly qualified to do business and is in good standing in each jurisdiction within the United States in which it owns or leases real property or maintains an office.

2. The authorized capitalization of the Company as of September 30, 2006 is as set forth under the caption “Description of Securities” in the Registration Statement. All of the issued and outstanding shares of capital stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any statutory preemptive right, any participation, subscription or similar right in the Company’s organizational documents or, to our knowledge, any other similar contractual right. The Shares have been duly authorized and, when issued and delivered will be validly issued, fully paid and nonassessable and will conform in all material respects to the description of the capital stock contained in the Registration Statement.

3. The issuance and sale by the Company of the Shares does not and will not (i) violate the Third Restated Articles of Incorporation or by-laws of the Company, each as in effect on the date hereof, (ii) breach or result in a default under any agreement, indenture or other instrument filed as an exhibit to the Registration Statement or any document incorporated by reference into the Registration Statement to which the Company is a party or by which it is bound, or to which any of its properties is subject, or (iii) violate any law, rule or administrative regulation or any order or decree known to us of any court or any governmental agency or body having jurisdiction over the Company or any of its properties, except that we express no opinion as to state securities or “Blue Sky” laws or as to compliance with the anti-fraud provisions of federal and state securities laws.

4. No consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the issuance and sale of the Shares by the Company except the registration under the Act of the Shares. The Shares have been authorized for inclusion on the NASDAQ Capital Market System, subject to notice of issuance.

5. The Company is not, and after receipt of payment for the Shares will not be, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

6. To our knowledge and other than as set forth in the Registration Statement, there are no legal or governmental proceedings pending to which the Company is a party or of which any property of the Company is the subject which, if determined adversely to the Company would individually or in the aggregate have a material adverse effect on the current or future financial position, stockholders’ equity or results of operations of the Company; and, to our knowledge, no such proceedings are threatened or contemplated by governmental authorities or by others.

7. Each of the Registration Statement and the Rule 462(b) Registration Statement, if any, have been declared effective by the Commission under the Act. To the best of our knowledge, no stop order suspending the effectiveness of the Registration Statement or the Rule 462(b) Registration Statement, if any, has been issued under the Act and no proceedings for such purpose have been instituted or are pending or are contemplated or threatened by the Commission. Any required filing of the Registration Statement and any supplement thereto pursuant to Rule 424(b) under the Act has been made in the manner and within the time period required by such Rule 424(b).

8. The Registration Statement, including any Rule 462(b) Registration Statement and each amendment or supplement to the Registration Statement as of their respective effective or issue dates (other than the financial statements and supporting schedules included therein or in exhibits to or excluded from the Registration Statement, as to which no opinion need be rendered) comply as to form in all material respects with the applicable requirements of the Act.

9. The documents incorporated by reference in the Registration Statement (other than the financial statements and related schedules therein, as to which we express no opinion), when they were filed with the Commission, complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

As counsel to the Company in the course of the preparation by the Company of the Registration Statement and on the basis of information that we have gained in the course of our representation of the Company in connection with its preparation of the Registration Statement, and certificates furnished by officers and directors of the Company, nothing has come to our attention that caused us to believe that the Registration Statement as of its effective date contained an untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading. We express no statement, however, as to the financial statements, including the notes and schedules thereto, or any other financial or accounting information set forth or referred to in the Registration Statement.

The determinations involved in our review are such that we do not assume any responsibility for the accuracy, completeness or fairness of the statements made or the information contained in the Registration Statement except for those made under the caption “Description of Securities”.

This opinion letter (i) is rendered solely for your information and assistance in connection with the registration of Shares by the Company under a Registration Statement on Form S-1 filed by the Company with the Commission and the issuance, offer and sale of the Company Shares by the Company, and may not be relied upon by any other person or for any other purpose without our prior written consent, (ii) is rendered as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any changes or any new developments which might affect any opinions or statements set forth herein, and (iii) is limited to the matters stated herein and no opinions may be inferred or implied beyond the matters expressly stated herein.

Very truly yours,

VANASCO GENELLY & MILLER